Investor Materials

- May 6, 2021 – Glass Lewis Joins ISS In Recommending Adverum Shareholders Vote for All Three Independent Sonic Director Nominees

- May 4, 2021 – ISS Recommends Adverum Stockholders Vote to Elect Sonic's Three Independent, Highly Qualified Nominees

- April 29, 2021 –The Sonic Fund II, L.P. Comments on Adverum Biotechnologies Update Regarding INFINITY Phase 2 Trial of ADVM-022

- April 26, 2021 – Supplemental Investor Presentation

- April 22, 2021 – Investor Presentation

- April 19, 2021 – Letter to Stockholders

- April 15, 2021 – Definitive proxy statement

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